Exhibit 99.1

Corporate Update:

Psyence Biomedical LTD Redefines Psychedelic Medicine with a Multi-Asset Strategy, Advancing Clinical Trials and Scalable Manufacturing

Company executives will host a corporate webinar for investors and stakeholders on

Thursday, April 10, 2025

Dear Shareholders and Future Investors:

At Psyence BioMed, we are truly grateful for the ongoing support and trust of our shareholders. Your dedication to our vision drives our growth, and we’re excited to share our latest global achievements. We are committed to keeping you well-informed and engaged. As we embrace the exciting opportunities in the psychedelics industry, we look forward to continuing this conversation together.

Creating a Multi-Asset Biotech Company:

Psyence BioMed is working toward becoming one of the few vertically integrated biopharma companies focused on building a multi-asset biotech psychedelics platform that we believe enhances our competitiveness and strengthens our position for future growth. With expertise in clinical research, scalable production, and global supply, we are well-positioned to drive long-term value in the evolving psychedelics industry.

At the core of this strategy is our ongoing Phase IIb clinical trial, which targets adjustment disorder in patients diagnosed with cancer. Adjustment disorder ranks as the seventh most frequently diagnosed psychiatric condition globally, affecting millions of people who currently have no FDA-approved pharmaceutical treatment.

Conducted in Australia, this pioneering study leverages the country’s progressive regulatory framework, providing a swift and cost-effective setting for the development of psychedelic therapies. Running our Phase IIb clinical trial in Australia gives us a significant advantage. The country’s R&D Life Sciences tax incentive provides a rebate of up to 43.5% on clinical trial costs, helping us reduce expenses, lower risk, and accelerate our path to market. Australia’s globally recognized research framework helps ensure our trial data is accepted by regulators such as the FDA, streamlining U.S. commercialization. Additionally, with Australia having rescheduled psilocybin and MDMA two years ago, we’re positioned at the forefront of both clinical research and real-world evidence, as clinicians actively treat patients with these medicines.

Building on the advantages of our Phase IIb clinical trial in Australia, we are further strengthening our position in the psychedelic therapeutics market through strategic partnerships.

Our exclusive royalty-bearing IP licensing agreement with Psyence UK Group Ltd. (“PsyLabs”), an international psychedelic Active Pharmaceutical Ingredient (API) development company with a facility that is federally licensed to cultivate and export psychedelic compounds to the legal medical and research markets, may support long-term access to EU-GMP certified ingredients. This partnership strengthens our position in the growing psychedelic therapeutics market by securing access to a federally licensed ISO accredited facility for the cultivation and export of psychedelic compounds including psilocin, mescaline, ibogaine, and dimethyltryptamine (DMT). PsyLabs’ long-term vision to become the leading supplier of naturally derived pharmaceutical-grade ingredients, with a diverse development pipeline, aligns with our goal of meeting increasing market demand for safe, regulated, and effective psychedelic-assisted therapies for patients across the world.

Investing in World-Class Scientific Leadership

A strong foundation of scientific expertise is critical to our mission to revolutionize mental health care. With the establishment of a world-class Scientific Advisory Board (SAB), our research, clinical development, and regulatory strategies are guided by some of the most respected minds in psychedelic medicine and guides us along the path toward developing groundbreaking treatments for underserved conditions.

One of our most significant achievements is the recent recruitment of Dr. Dan Stein, a recognized leader in the field of psychopharmacology. Dr. Stein joins a Scientific Advisory Board led by chair Dr. Al Garcia-Romeu, a founder of the Johns Hopkins Center for Psychedelic and Consciousness Research – the world's largest psychedelic science research center – which he serves as associate director and professor. Dr. Garcia-Romeu’s internationally recognized scientific rigor and credibility informs Psyence BioMed’s evidence-based approach to psychedelic medicine.

Psyence BioMed’s thought leadership in the psychedelic medicine research sector contributes significantly to our work to advance our ongoing clinical research and regulatory approvals, and ensures our pharmaceutical candidates meet the highest standards of safety, efficacy, and innovation.

Strategic Growth and Clinical Expansion

As we continue to strengthen our scientific leadership, we are also making strategic moves to enhance our clinical trial capabilities.

We are in the process of assembling a steering committee to launch our clinical trial in Alcohol Use Disorder (AUD) and other Substance Use Disorders (SUD), Psyence BioMed’s second development indication. AUD is responsible for around 2.6 million deaths globally each year, with 1.6 million attributed to noncommunicable diseases, 700,000 to injuries, and 300,000 to communicable diseases. Men account for the majority of alcohol-related deaths, with 2 million compared to 600,000 in women. Approximately 400 million people, or 7% of the global population aged 15 and older, live with alcohol use disorders, with 209 million experiencing alcohol dependence (World Health Organization). This trial is a step toward helping address significant unmet medical needs in this area. As we enter the early stages of this research, the steering committee will provide strategic guidance, ensuring our study design aligns with regulatory requirements and industry best practices. At the same time, we are refining our broader approach to maximize the impact of our psychedelic-based therapeutics.

Strengthening Financial Position to Maximize Shareholder Value

With no debt, a strong cash position and two strategic, low-cost financing mechanisms in place, we are well-positioned to execute our long-term vision while trading at an attractive valuation relative to our assets. Our financial strength enables us to advance key initiatives, including our clinical trials, manufacturing capabilities, and global expansion, without compromising stability.

We remain committed to building a resilient, multi-asset biotech company with solid fundamentals designed to withstand market fluctuations. For investors with a disciplined, long-term outlook, this presents a compelling opportunity to be part of a company positioned for future growth.

To maintain financial flexibility, we believe we have structured our financing to ensure both stability and strategic adaptability. Our access to At-the-Market (ATM) financing and an Equity Line of Credit (ELOC) allows us to raise capital efficiently, ensuring that our clinical and manufacturing initiatives progress without undue financial strain. Additionally, we are carefully monitoring operational expenditure, ensuring that capital is allocated effectively and sustainably to maximize shareholder value. By balancing growth investments with prudent financial management, we are positioned to create sustainable long-term value while driving innovation in the psychedelic therapeutics market.

A Look Ahead

We believe that the recent Forbes report highlighting the projected $3.3 billion growth of the psychedelic mushroom market by 2031 underscores the immense potential of the industry, and Psyence BioMed is well-positioned to capitalize on this opportunity. Further, a November 2024 study from Emory University highlighted the national need for therapies featuring psilocybin, indicating that psilocybin-assisted therapy could benefit over 5 million individuals in the U.S. alone. Fueled by the rising demand for psychedelic-assisted therapy, evolving regulations, and increasing awareness of its therapeutic benefits, we are expanding our clinical trial capabilities in Australia while reinforcing our financial foundation to address this growing need. Through a focused approach on our assets and a clear strategic vision, we remain dedicated to delivering value to both patients and investors.

Our ongoing progress is a testament to the trust and support of our shareholders, who are integral to our mission of transforming mental health care through psychedelic-assisted therapies. As we continue to execute our strategic roadmap, we are excited to keep you updated on the positive impact we're making in this rapidly growing market.

Corporate Webinar

As part of our commitment to strengthening engagement with our shareholders, we are excited to announce a corporate webinar with our executive team on Thursday, April 10, 2025, at 12:00 PM EST. This session will offer investors and stakeholders a unique opportunity to connect directly with Psyence BioMed’s leadership, ask questions, and gain valuable insights into our ongoing clinical research and future initiatives. Our executive team will also share our broader vision for the future of psychedelic therapeutics. We encourage all investors and stakeholders to join us for this informative and interactive discussion.

Please register at: https://psyencebiomed.com/corporate-webinar_april2025/

About Psyence BioMed:

Psyence Biomedical Ltd. (Nasdaq: PBM) is one of the few vertically integrated biopharmaceutical companies specializing in psychedelic-based therapeutics. It is the first life sciences biotechnology company focused on developing nature-derived (non-synthetic) psilocybin-based psychedelic medicine to be listed on Nasdaq. Psyence is dedicated to addressing unmet mental health needs, particularly in palliative care. The name ‘Psyence’ merges ‘psychedelics’ and ‘science,’ reflecting the company’s commitment to an evidence-based approach in developing safe, effective, and FDA-approved nature-derived psychedelic treatments for a broad range of mental health disorders.

Learn more at www.psyencebiomed.com and on LinkedIn.

Contact Information for Psyence Biomedical Ltd.

Email: ir@psyencebiomed.com
Media Inquiries: media@psyencebiomed.com
General Information: info@psyencebiomed.com
Phone: +1 416-477-1708

Investor Contact:

Michael Kydd
Investor Relations Advisor michael@psyencebiomed.com

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations, and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning.

Forward-looking statements in this communication include statements regarding the progress of the Phase IIb clinical trial, preparations for the Company’s second development indication, the growth of the psychedelic mushroom market and the Company's growth potential. These forward-looking statements are based on a number of assumptions, including the assumption that there will be no delays in the execution of the Phase IIb clinical trial implementation schedule, topline data from this trial will be positive, there will be no obstacles to the launch of the Company's second indication, and that the demand for psychedelic-assisted therapy will continue to increase. There can be no assurance that the Company will continue to maintain compliance with Nasdaq’s continued listing requirements.

There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

These risks and uncertainties include, among others: (i) delays in the execution of the Phase IIb trial; (ii) the ability of Psyence BioMed to maintain the listing of its common shares and warrants on Nasdaq; (iii) volatility in the price of the securities of Psyence BioMed due to a variety of factors, including the recent share consolidation, changes in the competitive and highly regulated industries in which Psyence BioMed operates, variations in performance across competitors, changes in laws and regulations affecting Psyence BioMed’s business and changes in Psyence BioMed’s capital structure. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s final prospectus (File No. 333-284444) filed with the Securities and Exchange Commission (the “SEC”) on January 24, 2025 and other documents filed by Psyence BioMed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, Psyence BioMed does not intend to update these forward-looking statements.

The Company does not make any medical, treatment or health benefit claims about its proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by authorized clinical research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company has not conducted clinical trials for the use of the proposed products. Any references to quality, consistency, efficacy, and safety of potential products do not imply that the Company has verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.

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